FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                For July 10, 2003

                        Commission File Number: 000-30932

                                    REGUS PLC

                 (Translation of registrant's name into English)

                              3000 Hillswood Drive
                                Chertsey KT16 0RS
                                     England

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X      Form 40-F
                              _____              _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                No    X
                               _____            _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                    REGUS PLC


                                INDEX TO EXHIBITS


Item
1.            RNS Announcement dated July 9, 2003




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                                   Signatures



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 10, 2003
                                                  REGUS PLC.


                                                  By: /s/Stephen Stamp
                                                  Name: Stephen Stamp
                                                  Title: Group Finance Director



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                                                                          Item 1

Regus PLC
09 July 2003

                                  AGM STATEMENT

                                    REGUS PLC


LETTER TO COMPANY ANNOUNCEMENTS OFFICE

In his introduction to the meeting, Chairman John Matthews will make the following statement to shareholders at the Regus plc Annual General Meeting:


  o Regus Group is now at cash break-even at the operating level;


  o Following the acquisition of a majority stake in Regus UK by Alchemy Partners in December 2002, the Regus Group has received (pound)10 million in connection with the first deferred contingency payment agreed at the time of sale;


  o In the United States, the Regus Group continues to make excellent progress in the re-organisation of its business operations under Chapter 11. In June 2003, the US business recorded its best month since September 2002 in terms of workstation sales.


A full trading update will be provided later in the year in line with the Group's financial calendar requirements.


Name of contact and telephone number for queries


Stephen Jolly
Group Communications Director
Telephone: 01932 895135
Date of notification: 9 July 2003


                 This information is provided by RNS The company
                   news service from the London Stock Exchange